FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                     Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of
                     1934

For the month of January 2002.

     EQUILAR CAPITAL CORPORATION
         (Translation of registrant's name into English)

     25 Toronto Street, Suite 200, Toronto, Ontario, M5C 2R1
         (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F__X__     Form 40-F_____

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes _____     No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...........

                                     FORM 25
              (SECTIONS 118 AND 119 OF THE SECURITIES REGULATIONS)
                            THE SECURITIES ACT, 1988

             MATERIAL CHANGE REPORT UNDER CLAUSE 84(1)(b) OF THE ACT


ITEM 1     REPORTING ISSUER

Equilar Capital Corporation (the "Corporation")
25 Toronto Street, Suite 200
Toronto, Ontario
M5C 2R1

ITEM 2     DATE OF MATERIAL CHANGE

1.   December 10, 2001
2.   December 31, 2001

ITEM 3     PRESS RELEASE

Press Releases issued at Toronto, Ontario, pursuant to sub-section 84(1)(a) of the Act, January 4 and 7, 2002.

ITEM 4     SUMMARY OF MATERIAL CHANGE

1. On December 10, 2001, the Corporation appointed Patrick Murphy a Director, President and CEO of the Corporation.

2. On December 31, 2001, the Corporation amalgamated with its wholly-owned subsidiary, Credit Chip Corporation.

ITEM 5     FULL DESCRIPTION OF MATERIAL CHANGE

1. Patrick C. Murphy was appointed as President, CEO and Director. An extensive search for the perfect candidate has produced a seamless match between Mr. Murphy's numerous strengths and the needs of Equilar's growing momentum. Mr. Murphy joins Stephane Solis, Trevor Pereira, Giuseppe Indelicato and Thomas Taylor on the Board of Equilar.

Mr. Murphy is an industry veteran with over 25 years of experience at both start-ups and established businesses. Responsibility for worldwide operations and sales as COO of LANSource Technologies gives Patrick ample preparation for heading Equilar. Patrick's experience successfully engineering and negotiating major OEM contracts between LANSource and IBM, 3COM, and others, will prove to be a valuable commodity. Patrick is also well-prepared for his role in acquiring additional funding for Equilar, having secured over $10 million in venture capital for Omninet Telecommunications and $200 million in equity for Tee-Comm Electronics while serving as VP and GM for each. Leading Equilar through the launch of their innovative C-Chip technology is a task ideally-suited for the man who launched the Canadian operations of both Dell Computer and Compression Labs to tremendous and sustained success. Mr. Murphy has also held senior positions at Samsung, Nortel and Xerox.

Patrick arrives to take the helm at an important time in Equilar's development. Celebrating the successful completion of the field tests of its wireless benefit denial/activation telematic technology, Equilar is preparing for full-scale field tests to potential customers of global size. The first application of the C-Chip technology currently being deployed, the award winning C-Chip MX, is the world's first total vehicle-defense system. As the C-Chip MX demonstrates its unique capabilities, Equilar is preparing for exponential growth with the gradual deployment of the full range of C-Chip applications. Credit risk-management, pay-per-use, point-of-sale product activation and maintenance schedule enforcement, to name just a few, all stand to be completely revolutionized by patented C-Chip technology.

2. On December 31, 2001, the Corporation amalgamated with its wholly-owned subsidiary, Credit Chip Corporation.

Patrick Murphy, Equilar's new President and CEO, had this to say: "We felt that this was a wise move in order to eliminate any possible confusion among investors and potential investors as to the relationship between Equilar, the parent company, and Credit Chip Corporation, the subsidiary."

The new amalgamated entity will assume the name, Articles and by-laws of Equilar Capital Corporation.

ITEM 6     RELIANCE ON SECTION 84(2) OF THE ACT

NOT APPLICABLE

ITEM 7     OMITTED INFORMATION

NOT APPLICABLE

ITEM 8     SENIOR OFFICER

Patrick Murphy, President of the Reporting Issuer, is knowledgeable about the Material Change and may be contacted by telephone at (416) 860-1550 by the Commission for any necessary follow-up information.

ITEM 9     STATEMENT OF SENIOR OFFICERS

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 8th day of January, 2002.

EQUILAR CAPITAL CORPORATION

    "Patrick Murphy"
-------------------------
Patrick Murphy, President

                           EQUILAR CAPITAL CORPORATION
                          25 Toronto Street, Suite 200
                            Toronto, Ontario M5C 2R1

                              FOR IMMEDIATE RELEASE

          Trading Symbols: EQLR (Canadian Unlisted Board), EQLRF (NASD)

                      APPOINTMENT OF NEW PRESIDENT AND CEO

TORONTO, JANUARY 4, 2002 -- EQUILAR CAPITAL CORPORATION ("EQUILAR") It is with great pride that Equilar (soon to be called Equilar Technologies Corporation) announces the appointment of Patrick C. Murphy as President, CEO and Director. An extensive search for the perfect candidate has produced a seamless match between Mr. Murphy's numerous strengths and the needs of Equilar's growing momentum. Mr. Murphy joins Stephane Solis, Trevor Pereira, Giuseppe Indelicato and Thomas Taylor on the Board of Equilar.

Mr. Murphy is an industry veteran with over 25 years of experience at both start-ups and established businesses. Responsibility for worldwide operations and sales as COO of LANSource Technologies gives Patrick ample preparation for heading Equilar. Patrick's experience successfully engineering and negotiating major OEM contracts between LANSource and IBM, 3COM, and others, will prove to be a valuable commodity. Patrick is also well-prepared for his role in acquiring additional funding for Equilar, having secured over $10 million in venture capital for Omninet Telecommunications and $200 million in equity for Tee-Comm Electronics while serving as VP and GM for each. Leading Equilar through the launch of their innovative C-Chip technology is a task ideally-suited for the man who launched the Canadian operations of both Dell Computer and Compression Labs to tremendous and sustained success. Mr. Murphy has also held senior positions at Samsung, Nortel and Xerox.

Patrick arrives to take the helm at an important time in Equilar's development. Celebrating the successful completion of the field tests of its wireless benefit denial/activation telematic technology, Equilar is preparing for full-scale field tests to potential customers of global size. The first application of the C-Chip technology currently being deployed, the award winning C-Chip MX, is the world's first total vehicle-defense system. As the C-Chip MX demonstrates its unique capabilities, Equilar is preparing for exponential growth with the gradual deployment of the full range of C-Chip applications. Credit risk-management, pay-per-use, point-of-sale product activation and maintenance schedule enforcement, to name just a few, all stand to be completely revolutionized by patented C-Chip technology.

Says Robert Simoneau, founder of the Company and inventor of the C-Chip:
"Patrick's addition to our team gives us the management depth we need at this juncture. We have completed testing our technology and are going into production, and Patrick's experience will be invaluable in mapping our approach to world markets in the various sectors we have targeted. His business experience coupled with our technical expertise will greatly enhance our ability for fast market penetration."

Equilar owns intellectual property relating to a distinct, proprietary technology (the "C-Chip") that prevents "theft of use" or outright theft of duly-equipped products or services. Products incorporating the "C-Chip" can be selectively turned on or off at will from a distant location utilizing wireless technology. The result is the denial of use of the product, allowing the owner of the product to effectively control the use of their property without undue physical intervention. Market applications that have been identified to date for this new and innovative technology include leased office and computer equipment, heavy machinery, automobiles, consumer electronics, utilities and media royalty protection. For more information, please visit http://www.credit-chip.com.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH, BY THEIR NATURE, CARRY ASSOCIATED RISKS, ESPECIALLY RISKS CONCERNING THE POSSIBILITY THAT SOME OR ALL EVENTS ENVISAGED IN SUCH STATEMENTS WILL NOT MATERIALIZE IN THE FUTURE, WHETHER DUE TO CHANGING ECONOMIC CONDITIONS, MARKET ACCEPTANCE, TECHNOLOGICAL DEVELOPMENT OR OTHER FACTORS.

                                     - 30 -

ISSUED AND OUTSTANDING CAPITALIZATION AS AT JANUARY 2, 2002 - 29,363,702 COMMON SHARES

No stock exchange has reviewed or accepted responsibility for the adequacy or accuracy of the content of this press release.

Distribution:              Canadian Corporate News

For further information, please contact The Equity Report by telephone at (416) 860-1747 or by email at info@theequityreport.com.

                           EQUILAR CAPITAL CORPORATION
                          25 Toronto Street, Suite 200
                            Toronto, Ontario M5C 2R1

                              FOR IMMEDIATE RELEASE

          Trading Symbols: EQLR (Canadian Unlisted Board), EQLRF (NASD)

                          AMALGAMATION WITH SUBSIDIARY

TORONTO, JANUARY 7, 2002 -- EQUILAR CAPITAL CORPORATION ("EQUILAR") Equilar announces that, effective December 31, 2001, it has amalgamated with its wholly-owned subsidiary, Credit Chip Corporation.

Patrick Murphy, Equilar's new President and CEO, had this to say: "We felt that this was a wise move in order to eliminate any possible confusion among investors and potential investors as to the relationship between Equilar, the parent company, and Credit Chip Corporation, the subsidiary."

The new amalgamated entity will assume the name, Articles and by-laws of Equilar Capital Corporation, however, the name of the company is anticipated to be changed to Equilar Technologies Corporation in the near future.

Equilar owns intellectual property relating to a distinct, proprietary technology (the "C-Chip") that prevents "theft of use" or outright theft of duly-equipped products or services. Products incorporating the "C-Chip" can be selectively turned on or off at will from a distant location utilizing wireless technology. The result is the denial of use of the product, allowing the owner of the product to effectively control the use of their property without undue physical intervention. Market applications that have been identified to date for this new and innovative technology include leased office and computer equipment, heavy machinery, automobiles, consumer electronics, utilities and media royalty protection. For more information, please visit http://www.credit-chip.com.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH, BY THEIR NATURE, CARRY ASSOCIATED RISKS, ESPECIALLY RISKS CONCERNING THE POSSIBILITY THAT SOME OR ALL EVENTS ENVISAGED IN SUCH STATEMENTS WILL NOT MATERIALIZE IN THE FUTURE, WHETHER DUE TO CHANGING ECONOMIC CONDITIONS, MARKET ACCEPTANCE, TECHNOLOGICAL DEVELOPMENT OR OTHER FACTORS.

                                     - 30 -

ISSUED AND OUTSTANDING CAPITALIZATION AS AT JANUARY 3, 2002 - 29,363,702 COMMON SHARES

No stock exchange has reviewed or accepted responsibility for the adequacy or accuracy of the content of this press release.

Distribution:              Canadian Corporate News

For further information, please contact The Equity Report by telephone at (416) 860-1747 or by email at info@theequityreport.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           EQUILAR CAPITAL CORPORATION
                                  (Registrant)

Date:  January 8, 2002.        By .. "Patrick Murphy"..........................
                                      Patrick Murphy, President *

* Print the name and title of the signing officer under his signature.